UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 06, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI RELEASES ITS REPORT FOR THE
QUARTER AND SIX MONTHS ENDED JUNE 30, 2012 PREPARED IN
ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS

Quarter 2 2012
Report
for the quarter and six months ended 30 June 2012
Group results for the quarter….
· Gold production of 1.07Moz beats guidance on strong performances from Continental Africa and Americas.
· Total cash costs of $801/oz, better than guidance due to improved production and weaker local currencies.
· Adjusted headline earnings of $253m, or 65 US cents a share.
· Quarterly dividend declared of 100 South African cents per share (approximately 12 US cents per share).
· Capital projects remain on budget and on schedule; Tropicana first gold is expected at the end of next year.
· Completed acquisition of residual 50% stake in Serra Grande in Brazil ($220m).
For the first half….
· Record EBITDA of $1.47bn achieved in seasonally weaker first half.
· Adjusted headline earnings up 25% to $682m.
Post quarter end….
· Successful refinancing removes concentration of debt maturities and introduces longer tenor to balance sheet.
· Revolving Credit Facility of $1bn refinanced at competitive rates and maturity extended from 2014 to 2017.
· New $750m 10-year, investment-grade rated bond issued at a competitive coupon, issue significantly oversubscribed.
· Completed acquisition of Mine Waste Solutions ($335m) for additional gold and uranium production.
Quarter
Six months
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
1,073
981 1,086 2,054 2,124
Price received
1
- $/oz
1,607
1,692 1,510 1,650 1,451
Total cash costs - $/oz
801
794 705 798 705
Total production costs - $/oz
1,002
999 916 1,000 905
Financial review
Gross profit
- $m
633
717 627 1,350 1,125
Profit attributable to equity shareholders       - $m
287
563 470 850 711
- cents/share
74
146 122 220 184
Headline earnings - $m
307
551 477 858 718
- cents/share
79
142 124 222 186
Adjusted headline earnings
2
- $m
253
429 342 682 544
- cents/share
65
111 89 176 141
Cash flow from operating activities - $m
462
581 635 1,044 1,148
Capital expenditure - $m
451
354 346 806 594
Notes:
1. Refer to note B "Non-GAAP disclosure" for the definition.
2. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December
2011, which was distributed to shareholders on 4 April 2012 the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the Securities and Exchange
Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Operations at a glance
for the quarter ended 30 June 2012
oz (000)
Year-on-year
% Variance
1
Qtr on Qtr
% Variance
2
$/oz
Year-on-year
% Variance
1
Qtr on Qtr
% Variance
2
$m
Year-on-year
$m Variance
1
Qtr on Qtr
$m Variance
2
SOUTH AFRICA
362
(16) 18
779
13 (8)
205
(59) 23
Great Noligwa
24
(11) 41
1,124
5 (28)
6
- 11
Kopanang
56
(33) 65
866
27 (26)
28
(20) 19
Moab Khotsong
54
(28) 38
909
37 (13)
12
(25) 12
Mponeng
120
(6) 8
588
4 -
96
(6) (10)
Savuka
12
- 20
885
1 (5)
7
- -
TauTona
52
(13) (4)
890
5 1
19
(2) (9)
Surface Operations
44
(8) 10
682
16 (7)
37
(6) (1)
CONTINENTAL AFRICA
407
8 7
827
17 1
244
(1) (73)
Ghana
Iduapriem
47
7 4
1,006
13 (2)
21
3 (1)
Obuasi
83
- 36
952
30 (14)
34
(15) 8
Guinea
Siguiri - Attr. 85%
67
2 20
726
(9) (21)
46
3 1
Mali
Morila - Attr. 40%
3
22
(12) -
866
5 23
15
(1) (6)
Sadiola - Attr. 41%
3
22
(33) (12)
1,183
72 22
9
(16) (7)
Yatela - Attr. 40%
3
6
- (14)
2,333
82 30
(5)
(6) (4)
Namibia
Navachab
21
50 5
831
(31) (7)
13
11 (1)
Tanzania
Geita
140
31 (4)
631
43 18
106
23 (64)
Non-controlling interests,
exploration and other
5
(3) -
AUSTRALASIA
71
16 4
1,187
(26) (8)
25
35 8
Australia
Sunrise Dam
71
16 4
1,105
(27) (9)
31
36 9
Exploration and other
(6)
(1) (1)
AMERICAS
233
8 4
671
38 26
163
14 (71)
Argentina
Cerro Vanguardia - Attr. 92.50%
56
17 10
657
149 141
41
(7) (25)
Brazil
AngloGold Ashanti Mineração
97
15 10
692
40 18
54
7 (23)
Serra Grande - Attr. 50%
15
7 (6)
859
(2) 1
8
11 (3)
United States of America
Cripple Creek & Victor
64
(9) (9)
599
10 4
51
(8) (13)
Non-controlling interests,
exploration and other
10
12 (5)
OTHER
15
(6) 12
Sub-total
1,073
(1) 9
801
14 1
652
(16) (101)
Equity accounted investments included above
(19)
22 17
AngloGold Ashanti
633
6 (84)
1
Variance June 2012 quarter on June 2011 quarter - increase (decrease).
3
Equity accounted joint ventures.
2
Variance June 2012 quarter on March 2012 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Gross profit (loss)

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL AND CORPORATE REVIEW
Second quarter adjusted headline earnings (AHE) were $253m, or 65 US cents per share in the three months to
30 June, compared with $342m, or 89 US cents per share in the second quarter of 2011. The impact of 6% higher year-
on-year gold prices was offset by higher cash costs and marginally lower production compared with the same period a year earlier. The second quarter of 2011 also included the sale of the Ayanfuri royalty. Also, expenditure on exploration, corporate and capacity building costs for the quarter were higher year-on-year, in line with guidance. The tax rate also increased during the period given that the second quarter of 2011 benefited from unutilised tax losses, while the second quarter of 2012 was impacted by withholding taxes and translation effects on deferred tax balances in Brazil.
AHE declined by 41% from the previous quarter due principally to exploration and other expenditures which increased, though in line with annual guidance provided in February of this year. In addition, this level of adjusted headline earnings reflects a lower average gold price received during the quarter when compared to the previous quarter, lower uranium and silver by-product credits, higher gold inventory levels that were sold only subsequent to the end of the quarter due to the timing of gold shipments and a non-recurring one-time deferred tax credit that was included in the first quarter.
Net profit attributable to equity shareholders for the second quarter of 2012 amounted to $287m compared to AHE of
$253m, mainly due to fair value gains on the convertible bonds. For the half-year, net profit attributable to equity shareholders was $850m.
Cash flow generated from operating activities was $462m during the second quarter, while total capital expenditure was
$451m
(1)
, taking the year-to-date capital expenditure to $806m. As indicated in the press release issued on 10 May, net debt
(2)
increased from $483m to $879m at the end of June following the completion of the acquisition of Kinross’ 50%
interest in Serra Grande for $220m and higher capital expenditure quarter-on-quarter. The Serra Grande transaction was successfully closed on 28 June 2012 and the Mine Waste Solutions transaction was completed on 20 July 2012, after the quarter end. AngloGold Ashanti expects net debt to increase by year-end, after taking into account the rising project capital expenditure profile for the remainder of 2012, as well as cash utilised ($335m) for the acquisition of Mine Waste
Solutions in July 2012.
Maintaining the integrity of AngloGold Ashanti’s balance sheet and investment credit grade ratings remains a strategic priority, especially given its direct impact on the company’s cost of capital and ability to fund organic growth projects.
After the end of the quarter, at the end of July, the $1bn, four-year revolving credit facility (RCF), due to mature in 2014, was replaced with a new, five-year facility for the same amount, which comes due in 2017. In addition, a $750m, 10-year bond issue was successfully completed days later, against a challenging macroeconomic backdrop, at a competitive coupon of 5.125% and an effective yield of 5.203%. This is lower than the 5.375% coupon on the existing $700m,
10-year notes which mature in 2020. These transactions together provide longer-term maturity to the debt profile. The proceeds from the bond will meet the group’s cash and capital investment needs, leaving the new RCF principally as a standby credit facility. This strategy should reduce significantly the potential refinancing risk in 2014, when the $732.5m convertible bond matures.
DIVIDEND
The Board has declared a dividend of 100 South African cents per share (approximately 12 US cents per share) for the second quarter in line with previous guidance.
OPERATING RESULTS
Production for the three months to 30 June 2012 was 1.073Moz at a total cash cost of $801/oz, better than guidance for the quarter of 1.04Moz at a total cash cost of between $840/oz - $845/oz. This compares with production of 1.086Moz at a total cash cost of $705/oz for the second quarter of 2011. The operating result was supported by strong operating performances from the group’s Continental Africa region, particularly from Geita and Siguiri, and the Americas region where Brazil and Argentina were the standout performers.
SAFETY
Tragically, five fatalities were reported during the period: one at Great Noligwa, two at TauTona in South Africa; one at
Mongbwalu in the DRC; and one at Obuasi in Ghana. These incidents remain a great concern to us and all efforts continue towards improving safety throughout the organisation. Risk management training continues across the organisation alongside implementation of incident risk protocols, the on-going rollout of the Safety Standards Framework and implementation of Project ONE; these programmes together aim to realise further improvements to the group’s safety performance. Those efforts continue to be reflected in the broader safety performance, where the All Injury
Frequency Rate (AIFR) – the broadest measure of safety performance – was 8.39 per million hours worked for the year to date, a 14% improvement on the 9.76 at the end of 2011. Production losses and associated interruptions due to safety stoppages at the South African operations improved compared with the previous quarter.

(1) including equity-accounted joint ventures; (2) excluding mandatory convertible bond

OPERATING REVIEW
The South African operations produced 362,000oz at a total cash cost of $779/oz in the three months to 30 June 2012 compared with 431,000oz at a total cash cost of $688/oz a year earlier. The year-on-year performance was impacted by power-tariff increases in South Africa, increased seismic activity in the West Wits area, geological constraints and lower yields, inflationary pressures and continued safety related stoppages through the quarter, albeit at a lower rate than the previous three months. This remains a risk to production levels going forward.
At the West Wits Operations, Mponeng’s production fell 6% year-on-year to 120,000oz due to lower volumes impacted by increased seismicity and developments to improve in-stope safety. Total cash costs rose 4% to $588/oz year-on-year.
At neighbouring TauTona, output decreased from a year earlier to 52,000oz, following a 7-day safety-related stoppage imposed by the State Mine Inspector and also disruptions due to increased seismicity in the West Wits region. Total cash costs increased by 5% to $890/oz.
The Vaal River Operations were also impacted by safety-related stoppages along with face-length constraints. Great
Noligwa’s output fell 11% year-on-year to 24,000oz as a result of the lower area mined and declining yields, whilst total cash costs climbed by 5% to $1,124/oz. Gold production at Moab Khotsong fell by 28% from a year earlier to 54,000oz with a resulting 37% rise in total cash cost to $909/oz. Kopanang, adversely affected by similar mining flexibility issues and geological constraints, experienced a 33% year-on-year decline in production to 56,000oz while total cash costs rose by 27% to $866/oz.
Surface Operations experienced an 8% decline in production to 44,000oz as a result of lower yields. Total cash costs increased by 16% to $682/oz due to increased expenditure related to dust-control improvement measures and inflationary pressure on reagents and fuel.
The Continental Africa operations produced 407,000oz at a total cash cost of $827/oz in the second quarter of 2012, compared with 377,000oz at a total cash cost of $705/oz reported in the second quarter of 2011.
Geita delivered another strong quarter with production 31% higher at 140,000oz mainly driven by higher tonnage throughput and also improved grades. The operation continues to show encouraging trends and remains on track to replace its SAG mill toward the end of this year, or early in 2013. In Ghana, Obuasi delivered flat year-on-year production of 83,000oz at 30% higher cash costs of $952/oz. Grades at this operation remain lower than anticipated and development rates are below plan. Negotiations to improve the development contractor’s performance are ongoing.
At Iduapriem, increased tonnage throughput due to improved plant availability resulted in a 7% increase in year-on-year production of 47,000oz. Total cash costs increased by 13% to $1,006/oz over the same period a year earlier, due to higher equipment maintenance costs. At Siguiri, in Guinea, production was 2% higher year-on-year at 67,000oz and total cash costs were 9% lower supported by continued improvements to tonnage throughput. At Morila, in Mali, production declined 12% to 22,000oz, while total cash costs increased 5% to $866/oz. At Sadiola, production declined 33% to
22,000oz and total cash costs increased 72% to $1,183/oz primarily due to declining grades, harder ore and longer haulage distances. In Namibia, Navachab reported a 50% increase in production to 21,000oz, with total cash costs improving by 31% to $831/oz year-on-year. The operation also showed improving trends in tonnage throughput given that it treated softer ore during the quarter.
The Americas region produced 233,000oz of gold at a total cash cost of $671/oz in the second quarter of 2012, compared with 216,000oz at a total cash cost of $487/oz a year earlier.
At AngloGold Ashanti Brasil Mineração, production was 15% higher than the previous year at 97,000oz with higher production from Cuiabá circuit and the contribution from the Córrego do Sítio project which continues to ramp-up, albeit at a slightly slower pace than anticipated. Production is expected to stabilise in the second half of the year. Total cash costs rose by 40% to $692/oz as a result of higher maintenance expense, lower by-product credits, lock-up of gold in process and ore stockpile movements. At Serra Grande, attributable production was 7% higher while total cash costs were lower at $859/oz, compared to $881/oz in the second quarter of 2011. In Argentina, at Cerro Vanguardia, attributable gold production at 56,000oz was 17% higher than the same period last year due to an increase in treated tons according to the production plan. Total cash costs at the operation was 149% higher than last year at $657/oz principally reflecting lower silver by-product credits, as a result of both lower silver prices and lower silver sales, in addition to wage increases. At Cripple Creek & Victor gold production was 64,000oz, which was 9% lower than the same quarter last year due to fewer recoverable ounces placed on the leach pad in the first quarter which resulted in fewer ounces available in fresh ore for recovery in the second quarter. Total cash costs increased by 10% to $599/oz due to higher cost ounces placed on the pad.
In Australasia, production from Sunrise Dam rose 16% year-on-year to 71,000oz with total cash costs of $1,105/oz compared to $1,516/oz a year ago. The operation has recovered substantially from flooding and a pit-wall failure which severely impacted performance in 2011.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $451m (including equity-accounted joint ventures) during the quarter, of which $193m was spent on growth projects. Of the growth related capital $37m was spent in the Americas, $81m was spent in Continental Africa, $43m in Australasia and $32m in South Africa.

In the Democratic Republic of the Congo, the board formally approved investment in several projects during last quarter, creating a clear pathway for growth in the group’s production. Both key projects in the DRC, Kibali and Mongbwalu, were approved for development. Both projects are expected to generate significant revenues for the DRC government and create several thousand direct and indirect jobs for the country’s north-eastern region.
Kibali, the joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold
Resources (45%), currently contains a reserve of 10Moz and an indicated and inferred resource of 18.6Moz with recent drilling indicating good upside potential. The project is expected to require attributable project capital expenditure of
$982m (attributable; including contingencies and escalation), to fund development of the open pit and underground mines, as well as associated infrastructure. The capital investment will be made between 2012 and 2015, with first gold from the open pit targeted for late next year. Development of the twin decline and vertical shaft system will run concurrently with that of the open pit and the construction of three hydropower stations. Open pit mining has started on site while at the same time, decline development for the underground mine has commenced with a boxcut to open up the tunnel portals. Terracing for the metallurgical plant, earthworks for the first of four hydropower stations and infrastructure construction are all progressing well. Thirteen excavators and 53 trucks had excavated more than 500,000m³ of soil by the end of June and more than 100,000m3 of fill. Manufacturing of the mills and hydro turbines is 85% complete and more than 1,000 tonnes of structural steel and platework is en route to site. The project currently employs some 3,500 people, of whom 700 are housed on site. The resettlement programme is also on schedule, with 774 families already relocated to the new model village of Kokiza. This settlement will ultimately accommodate 3,800 families and will also include civic infrastructure comprising schools, clinics, shops and churches.
Mongbwalu (AngloGold Ashanti 86.22%), the joint venture with state-owned Sokimo, is designed as a small-scale beachhead in the prospective Kilo gold belt, on a concession covering almost 6,000km2 . AngloGold Ashanti plans to build the underground project and then expand the operation from internally driven cash flow, allowing economies of scale to be realised. This approach will limit the company’s initial capital exposure to a new mining district. This project will require capital investment of $345m, including contingency and a provision for cost escalation, and is expected to yield an average of about 130,000oz of gold a year in the first three years of full production at an estimated total cash cost of $760/oz (nominal). During this quarter, the early works programme continued. The road upgrade is progressing well, despite a shortage of good-quality aggregate, and plant and earthworks equipment items are scheduled for delivery.
Work on upgrading the exploration camp was undertaken; relocation of the artisanal miners continued and fencing of the exclusion zone was completed. The first phase of the Budana hydroelectric power plant refurbishment was completed with the successful commissioning of the plant, which has improved the reliability and quantity of power available.
The Tropicana Gold Project (AngloGold Ashanti 70% and manager, Independence Group 30%) remains on budget and schedule to pour first gold during the fourth quarter of next year, with the project development progressing past the halfway mark. Engineering and drafting is now complete and the equipment and materials have been procured. Mining contractor MacMahon has mobilised on site and mining has commenced. Engineering, Procurement, and Construction
Management (EPCM) procurement is substantially complete and 87% of the EPCM-controlled packages have been awarded. The tailings and electrical and instrumentation contract-award processed are well advanced. Notably, the power station contract has also been awarded, locking in committed costs. The focus now shifts to contract execution and construction. The 220km access road and airstrip have been completed. The village is substantially completed and process plant concrete & CIL tankage commenced. The mining contractor is mobilised and has commenced clearing and stripping.
At the Corrégo do Sítio Sulphide Project the pressure oxidation circuit reached full production in June and the milling circuit reached nominal production rate at the end of June with stabilisation expected by early August. Mine ramp-up is ongoing, expected to reach full capacity by the end of the year.
Technology update
An important strategic initiative for the group is to create a new, automated mining method based on existing rock-cutting technology. The first stage of this initiative has been underway for the past two years and has made substantial headway. The most notable recent milestone was the completion on 24 May, 2012, of a pilot hole of 244mm width bored between reef drives from 97 Level at the TauTona mine in South Africa. On 29 June, the hole was widened to a diameter of 1,050mm. Over the next three months, the team plans to complete another 6 holes at the 97 Level site, while continuing to improve the speed and accuracy of the process and introducing a recently developed high-strength backfill.
The ultimate aim of this work is to develop safer, more productive mining methods by reducing the need for drilling and blasting with wide application in all types of ore bodies.
EXPLORATION
Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted joint ventures, was
$118m ($43m on brownfield, $38m on greenfield and $37m on pre-feasibility studies), compared with $82m in the second quarter of 2011 ($32m on brownfield, $27m on greenfield, and $23m on pre-feasibility studies). The following are highlights from the company’s exploration activities during the quarter. More detail on AngloGold Ashanti’s exploration programme can be found at
www.anglogoldashanti.com
. An updated Reserve and Resources Statement will be
published with our full-year financial report at the end of the financial year.
Greenfield exploration activities were undertaken in six regions (Australia, Americas, Pacific, Sub-Saharan Africa and the
Middle East & North Africa) during second quarter of 2012. A total of 109,387 metres of diamond, RC and aircore drilling was completed at existing priority targets and used to delineate new targets in Australia, Colombia, Guinea, Egypt, the
Solomon Islands and the DRC.

In Australia, at Tropicana, drilling continued at Havana Deeps with a total of 1,128m of RC and 16,613m of diamond drilling completed in 38 holes. Drilling will conclude at this Project in the third quarter. A revised Mineral Resource will be finalised by the end of the year and will form the basis of a further pre-feasibility study into a possible mine extension.
At Sunrise Dam, exploration drilling at Vogue and below current workings continued to expand the mineralised system.
Vogue results include 121m @2.54g/t, 107m @ 2.63g/t, 24m @ 20.5g/t and 14.8m @8.15g/t.
During the second quarter, brownfield and greenfield exploration in the Americas continued in Colombia, Brazil and
North America. At AngloGold Ashanti Brasil Mineração in Brazil, brownfields drilling activities continued at several targets in and around the production centers at Cuiaba – Lamego and CDS and at the Pari exploration project. At Serra
Grande, the fast track exploration programme continued to evaluate the regional potential. AngloGold Ashanti entered into a joint venture with Graben Resources in the Juruena Belt.
In Colombia at Gramalote, the drilling in the quarter continued for pre-feasibility infrastructure and geotechnical projects with additional work to test satellite targets around the proposed Gramalote Central pit area. Mapping and sampling work continued around the Gramalote project district targets.
At La Colosa, drilling continued for geotechnical and hydrological studies. Four drills were operating during the quarter.
Positive assay results continued to return from holes drilled in the first quarter of 2012. From the center of the main intrusion COL187 returned an intercept of 223.6m @ 1.73g/t from a depth of 126m. Drilling to the west of the deposit showed up economic gold, copper and molybdenum grades which will be followed up. The planning for the next round of drill platforms and holes was completed and submitted for permitting.
In Sub-Saharan Africa, generative exploration programmes were carried out in the DRC, Guinea and Tanzania.
In Guinea, exploration work focussed on resource delineation at the Saraya orebody located in Block 2, while along the
Kounkoun trend in Block 3 and infill and resource delineation drilling was undertaken. Soil sampling continued in Block 4, with drill testing planned to commence after the wet season in the fourth quarter.
At Saraya, Saraya South and Didi (Block 2), 15,144m of drilling was completed, comprising of 13,612m aircore, 1,302m
RC and 230m of diamond core. Drilling continues to delineate high-grade results with peak values returned during the quarter including; 34m @ 1.52g/t from 158m in SARCDD013, 14m @ 3.05g/t from 15m, 16m @ 1.03g/t from 83m and
24m @1.04g/t from 142m in SARC342, 19m @ 4.01g/t from 85m in SARC345 and 17m @ 1.57g/t from 214m, 15m @
4.16g/t and 21m @ 2.14g/t from 281m in SARCDD013.
At Kounkoun Central and Kounkoun South (Block 3), a total of 13,803m was drilled following up previously delineated ore zones, and comprises 4,762m aircore, 8,114m RC and 207m of diamond core. Best results include, but not limited to: 16m @ 3.38g/t from 97m in KKAC311, 28m @ 1.69g/t from 122 including 7m @ 3.6g/t in KKAC510, 36m @ 2.12g/t from 40m and 38m @ 1.24g/t from 88m in KKAC516, 40m @ 2.47g/t from 2m including 15m @ 3.17g/t KKRC056 and
26m @ 2.26g/t from 137m including 10m @ 3.7g/t in KKRC060.
At Siguiri, a total of 42,523m of drilling was completed. A total of 24,916m of RC infill drilling focused on upgrading oxide
Mineral Resources around Kozan, Eureka East, Kossise, Soloni and Kalamagna. The infill drilling at Kozan and Eureka
East returned some very good intersections, confirming the continuous and robust nature of these orebodies.
In Tanzania, a 1,500m diamond drilling programme has commenced at the Mkurumu Project, in Joint Venture with the
Mafulira Village Mining Company. The drilling follows airborne geophysical surveying, sampling and geological mapping, and is expected to be completed in early August. A further 1,500m of diamond drill testing of priority targets at the
Lusahunga Project, is scheduled to commence in mid-August. The Lusahunga licences (150km west of Geita Gold Mine)
are the subject of a Heads of Agreement concluded with Oryx Mining and Exploration Ltd during 2010.
At Geita, exploration focused on Mineral Resource infill drilling programmes at Geita Hill West, Nyankanga Block 1,
Nyankanga Block 2, Nyankanga Cut 7_8, Ridge 8, and the Star & Comet_Ridge 8 gap, as well as pre-resource drilling of refractory ore in the Matandani area. A total of 30,710m of RC and core were drilled. Assay results returned to date show encouraging intersections including 34.12m @ 4.68g/t Au (GHDD0312) from 29.2m at Geita Hill West and 11.66m @
14.59g/t Au from 21m (R8RC0121) which supports the concept of a shallow high grade connection between the Star &
Comet and Ridge 8 deposits.
In the Democratic Republic of the Congo, assays from completed holes to the west of KCD at Kibali were received during the quarter and suggest the possibility of a further mineralised system underneath the 9,000 lodes. The potential of this system will be explored via further drilling.
Within a 10km radius of the main Sessenge – KCD deposit, there are a number of satellite deposits which are considered to have significant potential. Drilling commenced at three of these high priority satellite deposits. Assay results from drilling at the Mengu Hill area, ~7km NW of the KCD-Sessenge deposit, were received and best intersections include (MDD040) 74.7m @ 3.78g/t Au from 0m and (MDD042) 67m @ 5.93g/t Au from 0m. Drilling at
Pakaka was designed to test the continuation of the Pakaka – Pamao – Bakangwe Aval mineralisation down plunge. The programme involves scout drilling of 4 diamond holes (1,620m) over a 1.5km strike length. Best intersections for the reconnaissance holes included (PDD145) 29m @ 3.2g/t from 394m.
The historical high grade Gorumbwa Mine is located immediately to the north of the Sessenge pit and to the west of the main KCD corridor. A first phase of diamond drilling designed to upgrade the Mineral Resource is nearing completion and consisted of four diamond holes for a total of 1,770m and two twin holes (600m).

Greenfields exploration in the Middle East & North Africa region is being undertaken by Thani Ashanti; a 50:50
Strategic Alliance between AngloGold Ashanti and Thani Investments. Here exploration activities during the quarter included diamond drilling at Hutite, Anbat and Kab Alabyad (Egypt), channel-chip sampling at Pandora (Djibouti) and stream sediment sampling at Kerkasha and Akordat North (Eritrea).
At Hutite, 5,022m of diamond drilling was completed from the Central Domain and results were received from nine holes.
The best results include: 7m @ 7.1 g/t Au from 72m and 7m @ 20.9 g/t Au from 82m in HUD042, 4m @ 4.2 g/t Au from
152m in HUD047, 3m @ 11.9g/t Au from 207 in HUD048 and 2m @ 17.2 g/t Au from 105m in HUD035. The mineralisation in the Central Domain is defined over 1km of strike and down to 200m below surface. Deep drilling to a depth of 900m below surface will commence in the third quarter of 2012.
A total of 1,086m of diamond drilling was completed at the Anbat prospect, located 45km SW of Hutite. The drilling continued to test the veined granodiorite and also the altered felsic porphyry on the contact of the granodiorite and sedimentary rocks. Further encouraging results were received from the felsic porphyry and include: 3m @ 22.3g/t Au from 118m in AND019 and 3m @ 21.6g/t Au from 178m in AND020 and 45m @ 1.74 g/t Au from 43m in AND021. The results confirm that the porphyry is the main target at Anbat and 3D modelling of the porphyry will be completed before any further drilling takes place.
Work completed at the non-managed Afar JV with Stratex International plc in Ethiopia and Djibouti has involved follow-
up, systematic channel-chip sampling at Pandora (Djibouti) and preparations for an aeromagnetic and radiometric survey at Megenta (Ethiopia). The channel-chip sampling was completed perpendicular to the main Pandora vein at 25m intervals along the strike of the 1.7km long Pandora vein, with best results including, but not limited to, 11.1m @ 5.09g/t,
9.4m @ 3.37g/t, 17.9m @ 2.07g/t, 13.9m @ 5.35g/t and 5.3m @ 6.05g/t. Follow-up drilling at both Pandora and the nearby Hercules project is planned for the third quarter of 2012.
MANAGEMENT CHANGES
In recognition of the importance of the opportunity that has presented itself in Colombia, the company has decided to create a focused, executive management accountability to advance our investment in that country. Charles Carter, formerly the Executive Vice President of Business Strategy, assumes accountability for AngloGold Ashanti's Colombian business. In this new role he will work closely with Tony O'Neill's greenfields exploration team and Ron Largent's
America's projects and production team, both of whom will continue to support the successful development of our business in Colombia. This appointment recognises that developing a new sustainable gold business that benefits the state, regional and local communities in Colombia, remains an important objective for AngloGold Ashanti. Colombia will continue to form part of the broader Americas region that is reviewed as a single unit by the chief operating decision maker.
In his previous corporate strategy, business planning and risk management work, Charles will be succeeded in the corporate team by Mike McFarlane, one of the founding members of the company's Technology Innovation Consortium, which is researching and developing the means to safely automate mining in the South Africa Region's ultra-deep mines.
Mike, who held senior operating and management positions at Canada’s Inco, including technical roles on the world’s deepest and most productive base metals mines in Sudbury, will continue to remain closely involved in the ongoing technology innovation work in the South Africa Region.
Following an extensive search, David Noko fills the post of Executive Vice President: Social and Sustainable
Development which was left vacant last year following Thero Setiloane’s departure. This is an important appointment that complements a strong executive team and gives us a new dimension of technical and managerial skill in a key area of the business. David, a mining engineer who holds an MBA from Harriot-Watt University, is a former CEO and managing director of De Beers Consolidated Mines and most recently held the position of Deputy Chairman on the Board of
Director's of Harmony Gold Mining Limited. In his new executive role at AngloGold Ashanti, he assumes corporate accountability for social and sustainable development, global security, infrastructure and development strategies, human rights and public affairs.
OUTLOOK
Gold production for the third quarter of 2012 is estimated at between 1.07Moz and 1.1Moz. Total cash costs are estimated at between $835-$865/oz at an average exchange rate of R8.15/$, BRL1.85/$, A$1.00/$ and ARS4.60/$ and fuel at $100/barrel.
No change to gold production guidance for 2012 which is estimated at 4.3Moz to 4.4Moz with total cash costs in 2012 estimated at between $780-$805/oz at an average exchange rate of R8.00/$, BRL1.86/$, A$1.02/$ and ARS4.52/$ and fuel at $108/barrel.
As mentioned in the fourth quarter earnings release on 15 February 2012, the situation remains that both estimates could see some downside risk in the light of safety related stoppages and other unforeseen factors. AngloGold Ashanti may not be able to reach the goals or meet the expectations set out in this report. Refer to the disclaimer on the front page of this report.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2012
2012
2011
2012
2011
US Dollar million
Notes
Reviewed Reviewed Reviewed Reviewed Reviewed
Revenue
2
1,684
1,794 1,704 3,478 3,193
Gold income
1,619
1,706 1,576 3,325 2,998
Cost of sales 3
(986)
(989) (947) (1,975) (1,873)
Loss on non-hedge derivatives and other
commodity contracts
-
- (2) - -
Gross profit
633
717 627 1,350 1,125
Corporate administration, marketing and other
expenses
(69)
(67) (66) (135) (132)
Exploration costs
(87)
(75) (63) (163) (120)
Other operating expenses
4
(29)
(8) (8) (37) (21)
Special items
5
8
17 29 25 30
Operating profit
456
584 519 1,040 882
Interest received
9
12 11 21 19
Exchange gain (loss)
8
(2) (6) 6 (5)
Fair value adjustment on option component of
convertible bonds
24
43 73 67 88
Finance costs and unwinding of obligations
6
(49)
(49) (50) (98) (99)
Fair value adjustment on mandatory convertible
bonds
29
79 64 108 87
Share of equity-accounted investments' (loss)
profit
(6)
22 21 16 32
Profit before taxation
471
689 632 1,160 1,004
Taxation 7
(186)
(111) (149) (297) (273)
Profit for the period
285
578 483 863 731
Allocated as follows:
Equity shareholders
287
563 470 850 711
Non-controlling interests
(2)
15 13 13 20
285
578 483 863 731
Basic earnings per ordinary share (cents)
1
74
146 122 220 184
Diluted earnings per ordinary share (cents)
2
61
110 85 171 138
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and six months ended 30 June 2012 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr
Mark Cutifani, the Group's Chief Executive Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. The financial statements for the quarter ended 30 June 2012 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2012
2012
2011
2012
2011
US Dollar million
Reviewed Reviewed Reviewed Reviewed Reviewed
Profit for the period
285
578 483 863 731
Exchange differences on translation of foreign
operations
(128)
95 25 (33) (23)
Share of equity-accounted investments' other
comprehensive loss
-
- (1) - (1)
Net (loss) gain on available-for-sale financial
assets
(12)
1 (27) (11) (29)
Release on disposal and impairment of
available-for-sale financial assets
-
1 2 1 2
Deferred taxation thereon
5
- - 5 -
(7)
2 (25) (5) (27)
Deferred taxation rate change on actuarial losses
-
(9) - (9) -
Other comprehensive (loss) income
for the period net of tax
(135)
88 (1) (47) (51)
Total comprehensive income
for the period net of tax
150
666 482 816 680
Allocated as follows:
Equity shareholders
152
651 469 803 660
Non-controlling interests
(2)
15 13 13 20
150
666 482 816 680
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2012
2012
2011
2011
US Dollar million
Note
Reviewed Reviewed Audited Reviewed
ASSETS
Non-current assets
Tangible assets
6,789
6,763 6,525 6,271
Intangible assets
243
228 210 201
Investments in associates and equity-accounted joint ventures
835
765 702 661
Other investments
178
196 186 226
Inventories
454
421 410 419
Trade and other receivables
81
80 76 157
Deferred taxation
61
55 79 21
Cash restricted for use
24
24 23 25
Other non-current assets
9
10 9 10
8,674
8,542 8,220 7,991
Current assets
Inventories
1,138
1,083 1,064 934
Trade and other receivables
460
409 350 286
Current portion of other non-current assets
-
- - 3
Cash restricted for use
32
54 35 31
Cash and cash equivalents
987
1,216 1,112 839
2,617
2,762 2,561 2,093
Non-current assets held for sale
2
2 21 2
2,619
2,764 2,582 2,095
TOTAL ASSETS
11,293
11,306 10,802 10,086
EQUITY AND LIABILITIES
Share capital and premium 10
6,711
6,695 6,689 6,648
Retained earnings and other reserves
(1,135)
(1,103) (1,660) (2,000)
Shareholders' equity
5,576
5,592 5,029 4,648
Non-controlling interests
61
154 137 137
Total equity
5,637
5,746 5,166 4,785
Non-current liabilities
Borrowings
2,492
2,382 2,456 2,451
Environmental rehabilitation and other provisions
795
796 782 637
Provision for pension and post-retirement benefits
217
206 195 189
Trade, other payables and deferred income
14
14 14 20
Derivatives
26
50 93 88
Deferred taxation
1,149
1,132 1,158 1,050
4,693
4,580 4,698 4,435
Current liabilities
Current portion of borrowings
32
53 32 30
Trade, other payables and deferred income
732
720 751 703
Taxation
199
207 155 133
963
980 938 866
Total liabilities
5,656
5,560 5,636 5,301
TOTAL EQUITY AND LIABILITIES
11,293
11,306 10,802 10,086
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2012
2012
2011
2012
2011
US Dollar million
Reviewed Reviewed Reviewed Reviewed Reviewed
Cash flows from operating activities
Receipts from customers
1,691
1,758 1,641 3,449 3,092
Payments to suppliers and employees
(1,106)
(1,085) (926) (2,190) (1,876)
Cash generated from operations
585
673 715 1,259 1,216
Dividends received from equity-accounted joint ventures
20
20 14 40 44
Taxation refund
-
- 73 - 95
Taxation paid
(143)
(112) (167) (255) (207)
Net cash inflow from operating activities
462
581 635 1,044 1,148
Cash flows from investing activities
Capital expenditure
(374)
(312) (323) (686) (556)
Interest capitalised and paid
(2)
(2) - (4) -
Expenditure on intangible assets
(20)
(7) - (28) -
Proceeds from disposal of tangible assets
1
1 7 2 8
Other investments acquired
(23)
(39) (31) (62) (62)
Proceeds from disposal of investments
19
36 27 55 42
Investment in associates and equity-accounted joint ventures
(66)
(45) (25) (111) (49)
Proceeds from disposal of equity-accounted joint venture
-
20 - 20 -
Loans advanced to associates and equity-accounted joint ventures
(48)
(15) (2) (63) (2)
Loans repaid by associates and equity-accounted joint ventures
1
- - 1 -
Dividends received from associate
1
- - 1 -
Proceeds from disposal of subsidiary
-
- - - 9
Cash in subsidiary disposed
-
- - - (11)
Decrease (increase) in cash restricted for use
20
(18) (18) 2 (13)
Interest received
8
10 10 18 18
Repayment of loans advanced
-
- 1 - 1
Net cash outflow from investing activities
(483)
(371) (354) (855) (615)
Cash flows from financing activities
Proceeds from issue of share capital
-
- - 1 1
Proceeds from borrowings
150
- 6 150 6
Repayment of borrowings
(4)
(4) (3) (8) (155)
Finance costs paid
(57)
(15) (57) (72) (75)
Acquisition of non-controlling interest
(220)
- - (220) -
Revolving credit facility transaction costs
-
(8) - (8) -
Dividends paid
(61)
(101) (11) (163) (54)
Net cash outflow from financing activities
(192)
(128) (65) (320) (277)
Net (decrease) increase in cash and cash equivalents
(213)
82 216 (131) 256
Translation
(16)
22 4 6 (3)
Cash and cash equivalents at beginning of period
1,216
1,112 619 1,112 586
Cash and cash equivalents at end of period
987
1,216 839 987 839
Cash generated from operations
Profit before taxation
471
689 632 1,160 1,004
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
-
- 2 - -
Amortisation of tangible assets
195
190 188 386 373
Finance costs and unwinding of obligations
49
49 50 98 99
Environmental, rehabilitation and other expenditure
5
(5) 35 - 35
Special items
2
2 14 3 21
Amortisation of intangible assets
1
1 1 2 1
Deferred stripping
2
(7) 6 (5) 26
Fair value adjustment on option component of convertible bonds
(24)
(43) (73) (67) (88)
Fair value adjustment on mandatory convertible bonds
(29)
(79) (64) (108) (87)
Interest received
(9)
(12) (11) (21) (19)
Share of equity-accounted investments' loss (profit)
6
(22) (21) (16) (32)
Other non-cash movements
27
22 14 50 22
Movements in working capital
(111)
(112) (58) (223) (139)
585
673 715 1,259 1,216
Movements in working capital
Increase in inventories
(92)
(30) (92) (122) (109)
Increase in trade and other receivables
(37)
(54) (15) (91) (81)
Increase (decrease) in trade and other payables
18
(28) 49 (10) 51
(111)
(112) (58) (223) (139)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
flow
for
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2010 6,627 194 (2,750) (2) 86 (62) (104) 3,989 124 4,113
Profit for the period 711 711 20 731
Other comprehensive loss (1) (27) (23) (51) (51)
Total comprehensive (loss) income
-                   (1)               711                     -                 (27)                    -                    (23)                 660                  20                   680
Shares issued
21
21 21
Share-based payment for share awards
net of exercised
19 19 19
Dividends paid (43) (43) (43)
Dividends of subsidiaries
- (5) (5)
Translation
(4)                     5
1 2 (2) -
Balance at 30 June 2011
6,648
208
(2,077)
(2)
59
(61)
(127)
4,648
137
4,785
Balance at 31 December 2011
6,689
171
(1,300)
(2)
18
(78)
(469)
5,029
137
5,166
Profit for the period
850
850
13
863
Other comprehensive loss
(5)
(9)
(33)
(47)
(47)
Total comprehensive income (loss)
-                     -                  850                     -                   (5)                 (9)                   (33)                  803                  13                   816
Shares issued
22
22
22
Share-based payment for share awards
net of exercised
12
12
12
Acquisition of non-controlling interest
(144)
(144)
(71)
(215)
Dividends paid
(147)
(147)
(147)
Dividends of subsidiaries
-
(17)
(17)
Translation
(3)
2
2
1
(1)
-
Balance at 30 June 2012
6,711
180
(739)
(2)
13
(85)
(502)
5,576
61
5,637
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Segmental reporting
for the quarter and six months ended 30 June 2012
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
Gold income
South Africa
539
524 654 1,063 1,214
Continental Africa
653
723 578 1,376 1,123
Australasia
117
115 93 232 189
Americas
390
432 344 822 647
1,700
1,793 1,669 3,493 3,173
Equity-accounted investments included above
(81)
(87) (93) (168) (175)
1,619
1,706 1,576 3,325 2,998
Gross profit (loss)
South Africa
205
182 264 387 474
Continental Africa
244
317 245 561 407
Australasia
25
17 (10) 42 (5)
Americas
163
234 149 397 306
Corporate and other
15
3 21 18 14
652
753 668 1,405 1,196
Equity-accounted investments included above
(19)
(36) (41) (55) (71)
633
717 627 1,350 1,125
Capital expenditure
South Africa
130
106 116 236 211
Continental Africa
180
122 105 302 167
Australasia
52
42 19 94 30
Americas
75
81 105 156 183
Corporate and other
14
3 1 18 3
451
354 346 806 594
Equity-accounted investments included above
(54)
(35) (23) (89) (38)
397
320 323 717 556
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
Gold production
South Africa
362
306 431 668 832
Continental Africa
407
382 377 789 740
Australasia
71
68 61 139 133
Americas
233
225 216 458 419
1,073
981 1,086 2,054 2,124
As at
As at
As at
As at
Jun
Mar
Dec
Jun
2012
2012
2011
2011
Reviewed
Reviewed
Audited
Reviewed
Total assets
South Africa
2,234
2,301 2,148 2,373
Continental Africa
4,685
4,504 4,288 3,998
Australasia
803
753 736 568
Americas
2,652
2,612 2,501 2,252
Corporate and other
919
1,136 1,129 895
11,293
11,306 10,802 10,086
Rounding of figures may result in computational discrepancies.
US Dollar million
Six months ended
Quarter ended
oz (000)
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). Individual members of the Executive
Management team are responsible for geographic regions of the business.
Quarter ended
US Dollar million
Six months ended

Notes
for the quarter and six months ended 30 June 2012
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in presentation currency detailed in note 15, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2011 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2012, where applicable.
The effect of the revised and amended accounting standards applicable to this period are not considered to have a material impact on the financial statements of the group.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and six month ended 30 June 2012.
2.      Revenue
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
US Dollar million
Gold income
1,619
1,706
1,576
3,325
2,998
By-products (note 3)
43
61
67
104
118
Royalties received (note 5)
12
16
50
28
58
Interest received
9
12
11
21
19
1,684
1,794
1,704
3,478
3,193
3.
Cost of sales
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
US Dollar million
Cash operating costs
815
764
733
1,580
1,464
By-products revenue (note 2)
(43)
(61)
(67)                  (104)                  (118)
772
703
666
1,476
1,346
Royalties
44
48
47
93
87
Other cash costs
8
8
7
15
14
Total cash costs
825
759
721
1,583
1,447
Retrenchment costs
3
3
3
6
7
Rehabilitation and other non-cash costs
25
9
52
34
61
Production costs
853
771
775
1,623
1,515
Amortisation of tangible assets
195
190
188
386
373
Amortisation of intangible assets
1
1
1
2
1
Total production costs
1,049
962
964
2,011
1,889
Inventory change
(63)
27                   (17)                   (36)                     (16)
986
989
947
1,975
1,873
4.
Other operating expenses
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
US Dollar million
Pension and medical defined benefit provisions
26
5
4
31
8
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
2
2
4
4
13
Miscellaneous
1
1
-
2
-
29
8
8
37
21
Rounding of figures may result in computational discrepancies.

5.     Special items
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2012                   2012                   2011
2012
2011
Reviewed            Reviewed            Reviewed
Reviewed Reviewed
US Dollar million
Indirect tax expenses and legal claims
-
(6) (5) (6) (10)
Impairment of tangible assets (note 8)
(1)
- (10) (1) (11)
Impairment reversal of intangible assets (note 8)
-
10 - 10 -
Black Economic Empowerment transaction
modification costs for Izingwe (Pty) Ltd
-
- (7) - (7)
Impairment of other receivables
-
- - - (1)
Royalties received (note 2)
(1)
12
16 50 28 58
Net (loss) profit on disposal and derecognition of
land, mineral rights, tangible assets and
exploration properties (note 8)
(3)
(2) 3 (5) 1
Impairment of investments (note 8)
-
(1) (2) (1) (2)
Profit on disposal of subsidiary ISS International
Limited (note 8)
-
- - - 2
8
17 29 25 30
(1)
The June 2011 quarter includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.
6.
Finance costs and unwinding of obligations
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2012                  2012                  2011
2012
2011
Reviewed            Reviewed          Reviewed
Reviewed Reviewed
US Dollar million
Finance costs
36
34 37 70 72
Unwinding of obligations, accretion of convertible
bonds and other discounts
13
15 14 28 27
49
49 50 98 99
7.      Taxation
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2012                   2012                   2011
2012
2011
Reviewed             Reviewed           Reviewed
Reviewed Reviewed
US Dollar million
South African taxation
Mining tax
31
26 - 57 -
Non-mining tax
4
- 4 5 5
Under prior year provision
1
1 7 1 8
Deferred taxation
Temporary differences
7
12 69 18 127
Change in statutory tax rate
-
(131) - (131) -
43
(93) 80
(49)                  140
Foreign taxation
Normal taxation
94
129 52 223 104
Under (over) prior year provision
6
(1) - 5 -
Deferred taxation
Temporary differences
43
34 17 77 29
Change in statutory tax rate
-
41 - 41 -
143
203 69 346 133
186
111 149 297 273
Rounding of figures may result in computational discrepancies.

8.      Headline earnings
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
The profit attributable to equity shareholders has
been adjusted by the following to arrive at headline
earnings:
Profit attributable to equity shareholders
287
563 470 850 711
Impairment of tangible assets (note 5)
1
- 10 1 11
Impairment reversal of intangible assets (note 5)
-
(10) - (10) -
Net loss (profit) on disposal and derecognition of
land, mineral rights, tangible assets and
exploration properties (note 5)
3
2 (3) 5 (1)
Impairment of investments (note 5)
-
1 2 1 2
Profit on disposal of subsidiary ISS International
Limited (note 5)
-
- - - (2)
Net impairment (reversal) of investment in associates
and joint ventures
14
(2) 2 12 2
Special items of associates
-
(3) - (3) -
Taxation on items above - current portion
-
- 1 - 1
Taxation on items above - deferred portion
1
- (5) 1 (6)
307
551 477 858 718
Headline earnings per ordinary share (cents)
(1)
79
142 124 222 186
Diluted headline earnings per ordinary share (cents)
(2)
66
107 86 173 140
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
9.
Number of shares
Quarter ended
Six months ended
Jun
Mar
Jun                Jun                    Jun
2012
2012
2011                2012                   2011
Reviewed Reviewed
Reviewed         Reviewed            Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000       600,000,000        600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000          4,280,000           4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000 2,000,000          2,000,000           2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000 5,000,000          5,000,000           5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
382,812,185
382,399,018 381,573,111        382,812,185       381,573,111
E ordinary shares in issue
2,513,952
2,563,772 3,444,060           2,513,952          3,444,060
Total ordinary shares:
385,326,137
384,962,790 385,017,171         385,326,137      385,017,171
A redeemable preference shares
2,000,000
2,000,000 2,000,000            2,000,000         2,000,000
B redeemable preference shares
778,896
778,896 778,896              778,896            778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
382,507,333
382,305,903 381,480,773        382,504,246       381,377,232
E ordinary shares
2,550,514
2,569,675 2,665,595           2,560,095          2,723,866
Fully vested options
1,799,218
1,970,339 1,435,811           1,734,133          1,517,717
Weighted average number of shares
386,857,065
386,845,917 385,582,179        386,798,474       385,618,815
Dilutive potential of share options
1,353,761
970,868 1,109,716           1,335,926          1,125,147
Dilutive potential of convertible bonds
33,524,615
33,524,615 33,524,615         33,524,615         33,524,615
Diluted number of ordinary shares
421,735,441
421,341,400 420,216,510        421,659,015       420,268,577
10.   Share capital and premium
As At
Jun                  Mar
                 Dec
                Jun
2012
2012
2011
2011
Reviewed           Reviewed
            Audited
         Reviewed
US Dollar million
Balance at beginning of period
6,782
6,782 6,734 6,734
Ordinary shares issued
22
6 57 22
E ordinary shares issued and cancelled
(1)
- (9) (2)
Sub-total
6,803
6,788 6,782 6,754
Redeemable preference shares held within the group
(53)
(53) (53) (53)
Ordinary shares held within the group
(17)
(17) (17) (23)
E ordinary shares held within the group
(22)
(23) (23) (30)
Balance at end of period
6,711
6,695 6,689 6,648
Rounding of figures may result in computational discrepancies.

11.     Exchange rates
Jun                  Mar
Dec
Jun
2012
2012
2011
2011
Unaudited
Unaudited
Unaudited
Unaudited
ZAR/USD average for the year to date
7.93
7.74
7.26
6.89
ZAR/USD average for the quarter
8.12
7.74
8.09
6.78
ZAR/USD closing
8.16
7.63
8.04
6.74
AUD/USD average for the year to date
0.97
0.95
0.97
0.97
AUD/USD average for the quarter
0.99
0.95
0.99
0.94
AUD/USD closing
0.98
0.96
0.97
0.93
BRL/USD average for the year to date
1.86
1.77
1.68
1.63
BRL/USD average for the quarter
1.96
1.77
1.80
1.60
BRL/USD closing
2.02
1.83
1.87
1.56
ARS/USD average for the year to date
4.39
4.34
4.13
4.04
ARS/USD average for the quarter
4.44
4.34
4.25
4.08
ARS/USD closing
4.53                   4.38
4.30
4.11
12.    Capital commitments
Jun                  Mar
Dec
Jun
2012
2012
2011
2011
Reviewed          Reviewed
            Audited
         Reviewed
US Dollar million
Orders placed and outstanding on capital contracts at
the prevailing rate of exchange
(1)
491
370
202
403
(1)
Includes capital commitments relating to equity-accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
13.    Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 June are detailed below:
Contingencies and guarantees
Jun
2012
Jun
2011
Reviewed Reviewed
US Dollar Millions
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution
(2)
-
-
Indirect taxes – Ghana
(3)
18
12
ODMWA litigation
(4)
-
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(5)
32
31
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(6)
170
102
Other tax disputes – Mineração Serra Grande S.A.
(7)
18
11
Contingent assets
Indemnity – Kinross Gold Corporation
(8)
(96)
-
Royalty – Boddington Gold Mine
(9)
-
-
Royalty – Tau Lekoa Gold Mine
(10)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(11)
12

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $18m (2011: $12m) during
September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(4)   Occupational Diseases in Mines and Works Act, 1973 (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in
2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the
Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by
Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.
Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional
Court judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.
The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.
(5)   Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian
federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $20m (2011: $24m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately
$12m (2011: $7m).
(6)   Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $105m (2011: attributable share $63m) and $65m (2011: attributable share $39m)
respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012
(second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. The first case was already returned to the COMEX and the second case was sent in June 2012. The company believes both assessments are in violation of federal legislation on sales taxes.
(7)   Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $18m (2011: attributable share $11m).
(8)   Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June
2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($126m at 30 June 2012 exchange rates) against the specific exposures discussed in items 6 and 7 including a further
$2m in item 5 above which amounts to $96m at 30 June 2012.

(9)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $56m (2011: $17m) have been received to date. Royalties of $11m (2011: $7m) were received during the quarter.
(10) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 246,096oz produced have been received to date. Royalties of $1m
(2011: $1m) were received during the quarter.
(11) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m (2011: $15m). The suretyship agreements have a termination notice period of 90 days.
14.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
15.    Change in presentation currency
Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US Dollars and South African Rands to reporting only in US Dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the current position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use US Dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African Rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African Rand denominated country; management prepare investor presentations and analysis in US Dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US Dollars.
The change in presentation currency has no effect on comparative information.
16.    Announcements
On 17 May 2012, AngloGold Ashanti announced the appointment of Mr Michael James Kirkwood to its board of directors, with effect from 1 June 2012.
On 29 May 2012, AngloGold Ashanti, which holds, through a subsidiary, a 50% interest in the Serra Grande
(“Crixás”) mine in Brazil, agreed to acquire the remaining 50% stake in the mine from Kinross Gold Corporation for
$220 million in cash. The transaction was funded from existing cash reserves and debt facilities which closed on
28 June 2012.
17.    Subsequent events
On 20 July 2012, AngloGold Ashanti acquired First Uranium (Pty) Ltd, the owner of Mine Waste Solutions in South
Africa, for a cash consideration of $335 million. Mine Waste Solutions is a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold
Ashanti’s own tailings facilities. In connection with the acquisition, AngloGold Ashanti agreed to guarantee the existing delivery of obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. The acquisition is expected to provide additional uranium and gold production. It will result in significant synergies, facilitate long-term rehabilitation of the area and secure long-
term employment opportunities in South Africa. Due to the proximity of the reporting date and the acquisition date, the purchase price allocation has not been completed and will be completed during the third quarter of 2012.

On 20 July 2012, AngloGold Ashanti signed a new US$1bn, five-year unsecured revolving credit facility (RCF)
maturing in July 2017 with a banking syndicate. This replaces the existing four-year, US$1bn unsecured RCF maturing in April 2014.

On 25 July 2012, AngloGold Ashanti Limited (the “Company”) announced the pricing of an offering of $750m aggregate principal amount of 5.125% notes due 2022. The notes, which will be issued by AngloGold Ashanti
Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398%. The Company estimates that the net proceeds from the offering will be approximately $738m, after deducting discounts and estimated expenses. They are unsecured and fully and unconditionally guaranteed by the Company. The transaction closed on 30 July 2012.

18.    Dividend
The salient details Dividend No. 113 for the quarter ended 31 March 2012 paid by AngloGold Ashanti Limited
(Registration Number 1944/017354/06) is shown below:
Rate
of
Exchange
Gross
dividend
declared
Withholding
tax at 15%
Net dividend
paid
Date of
Payment
2012
South African cents per ordinary share
-
100
15
85
8 June
UK pence per ordinary share
R13.09217/£1
7.6382
1.1457
6.4925
8 June
Australian cents per CHESS Depositary Interest (CDI)
R1/A$0.12260
2.452
0.368
2.084
8 June
Ghana cedi per ordinary share
R1/¢0.2229
0.22290
0.033
0.18947
8 June
Ghana cedi per Ghanaian Depositary Share (GhDS)
R1/¢0.2229
0.002229
0.00033
0.0018947
11 June
US cents per American Depositary Share (ADS)
R8.470455/$1
11.8057
1.7709
10.0348
18 June
Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Quarter ended 31 March 2012 Dividend No. E13 of 50 South African cents (gross), or 42.5 South African cents
(net) was paid to holders of E ordinary shares on 8 June 2012, being those employees participating in the
Bokamoso ESOP and 50 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.
The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No. 114 for the quarter ended 30 June 2012 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (gross)
100
Dividends tax rate applicable to shareholders liable to pay the dividend tax
15%
STC credits utilised in South African cents
Nil
Rate in South African cents (net) where dividend tax at 15% is payable
85
The ordinary and E ordinary shares in issue of AngloGold Ashanti Limited at the date of declaration is
385,338,207
AngloGold Ashanti Limited’s tax reference number                                                                                             9640006608
In compliance with the requirements of Strate, given the company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 23 August
Last date to trade ordinary shares cum dividend Friday, 24 August
Last date to register transfers of certificated securities cum dividend Friday, 24 August
Ordinary shares trade ex-dividend Monday, 27 August
Record date Friday, 31 August
Payment date Friday, 14 September
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders’ bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque.
Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with further requirements of Strate, between Monday, 27 August and Friday, 31 August 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2012
Ex dividend on New York Stock Exchange Wednesday, 29 August
Record date Friday, 31 August
Approximate date for currency conversion
Friday, 14 September
Approximate payment date of dividend Monday, 24 September

Assuming an exchange rate of R8.2883/$, the gross dividend payable per ADS, which is subject to a 15% South
African withholding tax, is equivalent to 12 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2012
Last date to trade and to register GhDSs cum dividend
Friday, 24 August
GhDSs trade ex-dividend Monday, 27 August
Record date
Friday, 31 August
Approximate payment date of dividend Monday, 17 September
Assuming an exchange rate of R1/¢0.23572, the gross dividend payable per share, which is subject to a 15% South
African withholding tax, is equivalent to 0.2357 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, the directors declared Dividend No. E14 for the quarter ended 30 June 2012, of 50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP, which dividend is subject to a
15% withholding tax, and 50 South African cents per E ordinary share payable to Izingwe Holdings (Proprietary)
Limited. These dividends will be paid on Friday, 14 September.
Withholding tax: Shareholders are reminded that a 15% withholding tax on dividends and other distributions to shareholders became effective on 1 April 2012. This withholding tax, which was announced by the South African
Government on 21 February 2007, replaces the Secondary Tax on Companies. The company’s share registrars have communicated the process to all shareholders. If you have not had any correspondence, please contact the company secretary on
companysecretary@anglogoldashanti.com.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
3 August 2012

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline earnings (note 8)
307
551 477 858 718
Loss on unrealised non-hedge derivatives and other
commodity contracts
-
- 2 - -
Fair value adjustment on option component of convertible bonds
(24)
(43) (73) (67) (88)
Fair value adjustment on mandatory convertible bonds
(29)
(79) (64) (108) (87)
Adjusted headline earnings
253
429 342 682 544
Adjusted headline earnings per ordinary share (cents)
(1)
65
111 89 176 141
(1)
B
Price received
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,619
1,706 1,576 3,325 2,998
Adjusted for non-controlling interests
(45)
(52) (42) (97) (81)
1,574
1,654 1,534 3,228 2,917
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
81
88 94 169 176
Attributable gold income including realised non-hedge
derivatives
1,655
1,742 1,628 3,397 3,093
Attributable gold sold - oz (000)
1,030
1,029 1,078 2,059 2,132
Revenue price per unit - $/oz
1,607
1,692 1,510 1,650 1,451
Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
C
Total costs
Total cash costs (note 3)
825
759 721 1,583 1,447
Adjusted for non-controlling interests and non-gold producing companies
(23)
(31) (7) (54) (50)
Associates' and equity accounted joint ventures' share of total cash costs
58
52 51 110 101
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
860
780 765 1,639 1,498
Retrenchment costs (note 3)
3
3 3 6 7
Rehabilitation and other non-cash costs (note 3)
25
9 52 34 61
Amortisation of tangible assets (note 3)
195
190 188 386 373
Amortisation of intangible assets (note 3)
1
1 1 2 1
Adjusted for non-controlling interests and non-gold producing companies
(11)
(5) (16) (16) (22)
Associates and equity accounted joint ventures' share of production costs
2
2 2 4 4
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,075
980 995 2,055 1,922
Gold produced - oz (000)
1,073
981 1,086 2,054 2,124
Total cash cost per unit - $/oz
801
794 705 798 705
Total production cost per unit - $/oz
1,002
999 916 1,000 905
Rounding of figures may result in computational discrepancies.
Quarter ended
US Dollar million / Imperial
Six months ended
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings
Quarter ended
US Dollar million
Calculated on the basic weighted average number of ordinary shares.
Quarter ended
US Dollar million / Imperial
Six months ended
Six months ended

Jun
Mar
Jun
Jun
Jun
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
D
EBITDA
Operating profit
456
584 519 1,040 882
Amortisation of tangible assets (note 3)
195
190 188 386 373
Amortisation of intangible assets (note 3)
1
1 1 2 1
Impairment of tangible assets (note 5)
1
- 10 1 11
Impairment reversal of intangible assets (note 5)
-
(10) - (10) -
Loss on unrealised non-hedge derivatives and other commodity contracts
-
- 2 - -
Share of associates' EBITDA
12
32 39 43 65
Impairment of investments (note 5)
-
1 2 1 2
Net loss (profit) on disposal and derecognition of assets (note 5)
3
2 (3) 5 (1)
Profit on disposal of ISS International Limited (note 5)
-
- - - (2)
668
800 758 1,468 1,331
E
Interest cover
EBITDA (note D)
668
800 758 1,468 1,331
Finance costs (note 6)
36
34 37 70 72
Capitalised finance costs
2
2 - 4 -
38
36 37 74 72
Interest cover - times
18
22 20 20 18
As at
As at
As at
As at
Jun
Mar
Dec
Jun
2012
2012
2011
2011
Unaudited
Unaudited
Unaudited
Unaudited
F
Net asset value - cents per share
Total equity
5,637
5,746 5,166 4,785
Mandatory convertible bonds
647
678 760 782
6,284
6,424 5,926 5,567
Number of ordinary shares in issue - million (note 9)
385
385 385 385
Net asset value - cents per share
1,631
1,669 1,540 1,446
Total equity
5,637
5,746 5,166 4,785
Mandatory convertible bonds
647
678 760 782
Intangible assets
(243)
(228) (210) (201)
6,041
6,196 5,716 5,366
Number of ordinary shares in issue - million (note 9)
385
385 385 385
Net tangible asset value - cents per share
1,568
1,610 1,485 1,394
G
Net debt
Borrowings - long-term portion
1,847
1,705 1,698 1,670
Borrowings - short-term portion
30
51 30 28
Total borrowings
(1)
1,877
1,756 1,728 1,698
Corporate office lease
(33)
(35) (33) (38)
Unamortised portion of the convertible and rated bonds
78
56 85 101
Cash restricted for use
(56)
(78) (58) (56)
Cash and cash equivalents
(987)
(1,216) (1,112) (839)
Net debt excluding mandatory convertible bonds
879
483 610 866
Rounding of figures may result in computational discrepancies.
US Dollar million
US Dollar million
(1)
Borrowings exclude the mandatory convertible bonds (note F).
Quarter ended
Six months ended

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,474 - - - 2,474
Mined - 000 tons 1,646 427 351 599 3,022
Milled / Treated - 000 tons 1,432 509 240 707 2,888
Yield - oz/t 0.222 0.163 0.086 0.161 0.185
- g/t 7.61 5.58 2.94 5.51 6.35
Gold produced - oz (000) 318 83 21 114 535
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,318 - - - 3,318
Yield - oz/t 0.013 - - - 0.013
- g/t 0.46 - - - 0.46
Gold produced - oz (000) 44 - - - 44
OPEN-PIT OPERATION
Volume mined - 000 bcy - 19,759 732 - 20,490
Mined - 000 tons - 38,972 1,750 6,356 47,078
Treated - 000 tons - 6,853 687 262 7,802
Stripping ratio - ratio - 4.19 2.29 22.25 4.66
Yield - oz/t - 0.047 0.073 0.174 0.053
- g/t - 1.59 2.52 5.96 1.82
Gold produced - oz (000) - 319 50 46 415
HEAP LEACH OPERATION
Mined - 000 tons - 2,405 - 18,249 20,654
Placed - 000 tons - 278 - 6,061 6,339
Stripping ratio - ratio - 20.19 - 1.97 2.30
Yield - oz/t - 0.021 - 0.013 0.013
- g/t - 0.72 - 0.44 0.45
Gold placed - oz (000) - 6 - 78 83
Gold produced - oz (000) - 6 - 73 79
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.04 11.89 46.64 18.86 8.95
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2012
Subsidiaries' gold produced - oz (000) 362 358 71 233 1,024
Joint ventures' gold produced - oz (000) - 49 - - 49
Attributable gold produced - oz (000) 362 407 71 233 1,073
Minority gold produced - oz (000) - 12 - 20 32
Subsidiaries' gold sold - oz (000) 336 345 73 225 980
Joint ventures' gold sold - oz (000) - 50 - - 50
Attributable gold sold - oz (000) 336 395 73 225 1,030
Minority gold sold - oz (000) - 11 - 20 31
Spot price - $/oz 1,611 1,611 1,611 1,611 1,611
Price received - $/oz sold 1,604 1,606 1,608 1,611 1,607
Total cash costs - $/oz produced 779 827 1,187 671 801
Total production costs - $/oz produced 998 987 1,286 941 1,002
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 539 653 117 390 - 1,700 (81) 1,619
Cash costs (304) (347) (84) (209) 18 (926) 58 (868)
By-products revenue 22 2 - 21 - 44 - 43
Total cash costs (282) (346) (84) (189) 18 (883) 58 (825)
Retrenchment costs (2) (1) - (1) - (3) - (3)
Rehabilitation and other non-cash costs (3) (8) - (14) - (25) - (25)
Amortisation of assets (74) (58) (7) (56) (3) (198) 2 (196)
Total production costs (361) (412) (91) (260) 15 (1,109) 61 (1,049)
Inventory change 27 3 (1) 33 - 62 1 63
Cost of sales (334) (409) (92) (227) 15 (1,048) 62 (986)
Gross profit (loss)
205
244
25
163
15
652
(19)
633
Corporate and other costs (3) (2) (1) (10) (82) (97) - (98)
Exploration (1) (19) (21) (40) (7) (89) 1 (87)
Intercompany transactions - (19) (3) (1) 23 - - -
Special items (1) (3) 11 2 - 8 - 8
Operating profit (loss)
200
199
11
114
(51)
474
(18)
456
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - 1 16 13 - 13
Exchange gain (loss) - 2 - 3 4 9 (1) 8
Share of equity accounted investments profit - - - (5) (17) (22) 16 (6)
Profit (loss) before taxation 199 199 11 112 (48) 474 (3) 471
Taxation (43) (77) (4) (64) (1) (189) 3 (186)
Profit (loss) for the period
156
123
7
48
(49)
285
-
285
Equity shareholders 156 137 7 43 (56) 287 - 287
Non-controlling interests - (15) - 6 6 (2) - (2)
Operating profit (loss) 200 199 11 114 (51) 474 (18) 456
Intercompany transactions - 19 3 1 (23) - - -
Special items 2 1 - 1 - 4 - 4
Share of associates' EBIT - - - (5) (3) (9) 18 9
EBIT
203
220
15
110
(77)
469
-
469
Amortisation of assets 74 58 7 56 3 198 (2) 196
Share of associates' amortisation - - - - - - 2 2
EBITDA
276
278
22
166
(74)
668
-
668
Profit (loss) attributable to equity shareholders 156 137 7 43 (56) 287 - 287
Special items 2 1 - 1 - 4 - 4
Share of associates' special items - - - - 13 13 - 13
Taxation on items above (1) 3 - - - 2 - 2
Headline earnings (loss)
157
141
7
43
(42)
307
-
307
Fair value adjustment on option component
of convertible bonds
- - - - (24) (24) - (24)
Fair value adjustment on mandatory
convertible bonds
- - - - (29) (29) - (29)
Adjusted headline earnings (loss)
157
141
7
43
(95)
253
-
253
Ore reserve development capital 62 12 4 17 - 95 - 95
Stay-in-business capital 35 87 5 22 14 163 (2) 162
Project capital 32 81 43 37 - 193 (53) 141
Total capital expenditure
130
180
52
75
14
451
(54)
397
Less interest capitalised (2)
Less expenditures on intangible assets (20)
Capital expenditure per statement of cash flows
374
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
1,760 - - - 1,760
Mined - 000 tons 1,218 458 267 583 2,526
Milled / Treated - 000 tons 1,096 489 278 655 2,519
Yield - oz/t 0.243 0.123 0.100 0.165 0.184
- g/t 8.33 4.23 3.42 5.67 6.30
Gold produced - oz (000) 266 60 28 108 463
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,142 253 - - 3,395
Yield - oz/t 0.013 0.004 - - 0.012
- g/t 0.44 0.14 - - 0.41
Gold produced - oz (000) 40 1 - - 41
OPEN-PIT OPERATION
Volume mined - 000 bcy - 19,131 959 - 20,090
Mined - 000 tons - 38,186 2,293 6,107 46,586
Treated - 000 tons - 6,461 715 230 7,406
Stripping ratio - ratio - 5.39 2.98 22.75 5.84
Yield - oz/t - 0.049 0.056 0.187 0.054
- g/t - 1.67 1.93 6.42 1.84
Gold produced - oz (000) - 314 40 43 397
HEAP LEACH OPERATION
Mined - 000 tons - 2,397 - 17,741 20,139
Placed - 000 tons - 271 - 5,722 5,993
Stripping ratio - ratio - 16.73 - 2.28 2.63
Yield - oz/t - 0.023 - 0.011 0.012
- g/t - 0.79 - 0.39 0.41
Gold placed - oz (000) - 6 - 65 71
Gold produced - oz (000) - 7 - 74 81
PRODUCTIVITY PER EMPLOYEE
Actual - oz 4.38 11.03 43.01 18.81 8.27
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED MARCH 2012
Subsidiaries' gold produced - oz (000) 306 328 68 225 927
Joint ventures' gold produced - oz (000) - 54 - - 54
Attributable gold produced - oz (000) 306 382 68 225 981
Minority gold produced - oz (000) - 10 - 20 30
Subsidiaries' gold sold - oz (000) 306 367 68 237 978
Joint ventures' gold sold - oz (000) - 51 - - 51
Attributable gold sold - oz (000) 306 418 68 237 1,029
Minority gold sold - oz (000) - 11 - 22 33
Spot price - $/oz 1,691 1,691 1,691 1,691 1,691
Price received - $/oz sold 1,712 1,686 1,691 1,678 1,692
Total cash costs - $/oz produced 849 817 1,290 534 794
Total production costs - $/oz produced 1,113 979 1,412 748 999
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 524 723 115 432 - 1,793 (88) 1,706
Cash costs (278) (323) (88) (189) 6 (871) 52 (819)
By-products revenue 18 2 - 41 - 61 - 61
Total cash costs (260) (321) (88) (148) 6 (811) 52 (759)
Retrenchment costs (2) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (7) - (1) - (10) - (9)
Amortisation of assets (77) (56) (8) (50) (2) (193) 2 (191)
Total production costs (340) (384) (96) (199) 3 (1,016) 54 (962)
Inventory change (2) (22) (2) 1 - (24) (3) (27)
Cost of sales (342) (406) (98) (198) 3 (1,040) 51 (989)
Gross profit (loss)
182
317
17
234
3
753
(36)
717
Corporate and other costs (3) (3) - (8) (61) (76) - (75)
Exploration (1) (23) (18) (25) (10) (76) 1 (75)
Intercompany transactions - (17) (3) - 21 - - -
Special items - 6 14 - (3) 17 - 17
Operating profit (loss)
179
280
10
200
(50)
618
(35)
584
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (1) 1 (1) 87 85 - 85
Exchange (loss) gain - 2 - (2) (2) (2) 1 (2)
Share of equity accounted investments profit - - - (4) 4 - 22 22
Profit (loss) before taxation 177 281 11 193 39 701 (12) 689
Taxation 90 (140) (5) (70) 2 (123) 12 (111)
Profit (loss) for the period
267
141
7
123
41
578
-
578
Equity shareholders 267 136 7 113 40 563 - 563
Non-controlling interests - 5 - 10 - 15 - 15
Operating profit (loss) 179 280 10 200 (50) 618 (35) 584
Intercompany transactions - 17 3 - (21) - - -
Special items 1 (10) - - 1 (7) - (7)
Share of associates' EBIT - - - (4) (1) (4) 35 30
EBIT
180
288
13
197
(71)
607
-
607
Amortisation of assets 77 56 8 50 2 193 (2) 191
Share of associates' amortisation - - - - - - 2 2
EBITDA
257
344
22
246
(69)
800
-
800
Profit (loss) attributable to equity shareholders 267 136 7 113 40 563 - 563
Special items 1 (10) - - 1 (7) - (7)
Share of associates' special items - - - - (5) (5) - (5)
Taxation on items above - - - - - - - -
Headline earnings (loss)
268
126
7
113
37
551
-
551
Fair value adjustment on option component of
convertible bonds
- - - - (43) (43) - (43)
Fair value loss on mandatory convertible
bonds
- - - - (79) (79) - (79)
Adjusted headline earnings (loss)
268
126
7
113
(85)
429
-
429
Ore reserve development capital 58 12 5 15 - 90 - 90
Stay-in-business capital 19 63 4 13 3 102 (2) 100
Project capital 28 47 33 53 - 162 (32) 130
Total capital expenditure
106
122
42
81
3
354
(35)
320
Less interest capitalised (2)
Less expenditures on intangible assets (7)
Capital expenditure per statement of cash flows

Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,962 - - - 2,962
Mined - 000 tons 1,834 486 261 571 3,152
Milled / Treated - 000 tons 1,651 541 243 550 2,983
Yield - oz/t 0.233 0.151 0.092 0.181 0.197
- g/t 7.97 5.19 3.15 6.20 6.75
Gold produced - oz (000) 384 82 22 99 587
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,089 - - - 3,089
Yield - oz/t 0.015 - - - 0.016
- g/t 0.53 - - - 0.54
Gold produced - oz (000) 48 1 - - 49
OPEN-PIT OPERATION
Volume mined - 000 bcy - 18,444 172 - 18,616
Mined - 000 tons - 36,920 395 7,611 44,926
Treated - 000 tons - 5,872 736 260 6,867
Stripping ratio - ratio - 4.63 7.57 23.32 5.49
Yield - oz/t - 0.049 0.052 0.167 0.054
- g/t - 1.68 1.79 5.74 1.85
Gold produced - oz (000) - 288 38 43 370
HEAP LEACH OPERATION
Mined - 000 tons - 1,925 - 17,947 19,872
Placed - 000 tons - 317 - 5,980 6,298
Stripping ratio - ratio - 6.31 - 2.07 2.25
Yield - oz/t - 0.032 - 0.011 0.012
- g/t - 1.10 - 0.39 0.42
Gold placed - oz (000) - 10 - 68 78
Gold produced - oz (000) - 6 - 74 80
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.21 11.01 40.57 20.73 9.39
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2011
Subsidiaries' gold produced - oz (000) 431 313 61 216 1,022
Joint ventures' gold produced - oz (000) - 64 - - 64
Attributable gold produced - oz (000) 431 377 61 216 1,086
Minority gold produced - oz (000) - 12 - 18 30
Subsidiaries' gold sold - oz (000) 431 310 62 213 1,016
Joint ventures' gold sold - oz (000) - 62 - - 62
Attributable gold sold - oz (000) 431 372 62 213 1,078
Minority gold sold - oz (000) - 12 - 19 30
Spot price - $/oz 1,496 1,496 1,496 1,496 1,496
Price received - $/oz sold 1,516 1,506 1,498 1,507 1,510
Total cash costs - $/oz produced 688 705 1,595 487 705
Total production costs - $/oz produced 905 861 1,745 794 916
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 654 578 93 344 - 1,669 (94) 1,576
Cash costs (330) (277) (97) (160) 25 (839) 51 (788)
By-products revenue 33 2 - 32 1 68 - 67
Total cash costs (297) (275) (97) (129) 26 (772) 51 (721)
Retrenchment costs (2) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (8) (1) (41) - (52) - (52)
Amortisation of assets (89) (52) (8) (38) (4) (191) 2 (189)
Total production costs (390) (335) (106) (208) 21 (1,017) 53 (964)
Inventory change - 1 3 15 - 18 (1) 17
Cost of sales (390) (334) (103) (193) 21 (999) 52 (947)
Unrealised non-hedge derivatives and other
commodity contracts
- - - (3) - (2) - (2)
Gross profit (loss)
264 245 (10) 149 21 668 (41) 627
Corporate and other costs (3) (4) - (10) (57) (74) - (74)
Exploration - (13) (12) (30) (10) (64) 1 (63)
Intercompany transactions - (11) - (1) 12 - - -
Special items (7) 30 16 1 (11) 29 - 29
Operating profit (loss)
253
246
(6)
109
(44)
559
(40)
519
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - (1) 101 97 - 98
Exchange gain (loss) - (4) - (2) (1) (6) 1 (6)
Share of equity accounted investments profit - - - (3) (3) (5) 26 21
Profit (loss) before taxation 252 241 (6) 104 54 645 (13) 632
Taxation (79) (71) 1 (12) (2) (162) 13 (149)
Profit (loss) for the period
174
171
(5)
92
52
483
-
483
Equity shareholders 174 166 (5) 92 43 470 - 470
Non-controlling interests - 4 - - 9 13 - 13
Operating profit (loss) 253 246 (6) 109 (44) 559 (40) 519
Unrealised non-hedge derivatives and other
commodity contracts
- - - 3 - 2 - 2
Intercompany transactions - 11 - 1 (12) - - -
Special items 8 1 (3) (1) 4 9 - 9
Share of associates' EBIT - - - (3) - (3) 40 37
EBIT
261
258
(9)
109
(52)
567
567
EBIT
261
258
(9)
109
(52)
567
-
567
Amortisation of assets 89 52 8 38 4 191 (2) 189
Share of associates' amortisation - - - - - - 2 2
EBITDA
350
310
(1)
147
(48)
758
-
758
Profit (loss) attributable to equity shareholders 174 166 (5) 92 43 470 - 470
Special items 8 1 (3) (1) 4 9 - 9
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (5) - 1 - - (4) - (4)
Headline earnings (loss)
177
167
(7)
91
50
477
-
477
Unrealised non-hedge derivatives and other
commodity contracts
- - - 3 - 2 - 2
Fair value adjustment on option component
of convertible bonds
- - - - (73) (73) - (73)
Fair value loss on mandatory convertible
bonds
- - - - (64) (64) - (64)
Adjusted headline earnings (loss)
177
167
(7)
93
(88)
342
-
342
Ore reserve development capital 68 12 1 17 - 98 - 98
Stay-in-business capital 29 63 2 27 1 122 (1) 121
Project capital 19 30 16 61 - 126 (22) 104
Total capital expenditure
116
105
19
105
1
346
(23)
323
Less interest capitalised -
Less expenditures on intangible assets -
Capital expenditure per statement of cash flows

Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
4,234 - - - 4,234
Mined - 000 tons 2,864 886 617 1,182 5,548
Milled / Treated - 000 tons 2,528 999 518 1,362 5,406
Yield - oz/t 0.231 0.143 0.093 0.163 0.185
Gold produced - oz (000) 584 143 48 222 997
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 6,460 253 - - 6,713
Yield - oz/t 0.013 0.004 - - 0.013
Gold produced - oz (000) 84 1 - - 85
OPEN-PIT OPERATION
Volume mined - 000 bcy - 38,889 1,691 - 40,580
Mined - 000 tons - 77,158 4,044 12,462 93,664
Treated - 000 tons - 13,315 1,401 493 15,209
Stripping ratio - ratio - 4.72 2.65 22.49 5.19
Yield - oz/t - 0.048 0.065 0.180 0.053
Gold produced - oz (000) - 633 91 89 812
HEAP LEACH OPERATION
Mined - 000 tons - 4,802 - 35,990 40,793
Placed - 000 tons - 549 - 11,783 12,332
Stripping ratio - ratio - 18.31 - 2.12 2.46
Yield - oz/t - 0.022 - 0.012 0.013
Gold placed - oz (000) - 12 - 143 155
Gold produced - oz (000) - 12 - 147 160
PRODUCTIVITY PER EMPLOYEE
Actual - oz 4.71 11.46 44.79 18.84 8.61
TOTAL
Subsidiaries' gold produced - oz (000) 668 686 139 458 1,951
Joint ventures' gold produced - oz (000) - 103 - - 103
Attributable gold produced - oz (000) 668 789 139 458 2,054
Minority gold produced - oz (000) - 22 - 40 61
IMPERIAL OPERATING RESULTS
SIX MONTHS ENDED JUNE 2012
Minority gold produced - oz (000) - 22 - 40 61
Subsidiaries' gold sold - oz (000) 642 711 141 462 1,957
Joint ventures' gold sold - oz (000) - 102 - - 102
Attributable gold sold - oz (000) 642 813 141 462 2,059
Minority gold sold - oz (000) - 22 - 42 63
Spot price - $/oz 1,651 1,651 1,651 1,651 1,651
Price received - $/oz sold 1,656 1,647 1,648 1,645 1,650
Total cash costs - $/oz produced 811 822 1,237 604 798
Total production costs - $/oz produced 1,050 983 1,348 846 1,000
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS -
SIX MONTHS ENDED JUNE 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 1,063 1,376 232 822 - 3,493 (168) 3,325
Cash costs (581) (670) (172) (398) 24 (1,798) 110 (1,687)
By-products revenue 40 3 - 61 - 104 - 104
Total cash costs (542) (666) (172) (337) 23 (1,693) 110 (1,583)
Retrenchment costs (4) (1) - (2) - (6) - (6)
Rehabilitation and other non-cash costs (5) (14) - (15) - (35) - (34)
Amortisation of assets (151) (115) (15) (106) (5) (392) 4 (388)
Total production costs (702) (796) (187) (459) 18 (2,126) 115 (2,011)
Inventory change 25 (19) (3) 34 - 38 (2) 36
Cost of sales (676) (815) (190) (425) 18 (2,088) 113 (1,975)
Gross profit (loss)
387
561
42
397
18
1,405
(55)
1,350
Corporate and other costs (5) (5) (1) (19) (143) (173) - (173)
Exploration (2) (42) (38) (65) (17) (165) 2 (163)
Intercompany transactions - (37) (6) (1) 44 - - -
Special items (1) 3 25 2 (3) 25 - 25
Operating profit (loss)
379
479
22
313
(101)
1,092
(53)
1,040
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(3) (3) 1 (1) 103 98 - 98
Exchange (loss) gain - 4 - 1 1 6 - 6
Share of equity accounted investments profit - - - (9) (13) (22) 37 16
Profit (loss) before taxation 376 480 23 305 (9) 1,175 (15) 1,160
Taxation 47 (217) (9) (134) 1 (312) 15 (297)
Profit (loss) for the period
423
263
14
171
(8)
863
-
863
Equity shareholders 423 273 14 155 (15) 850 - 850
Non-controlling interests - (10) - 16 7 13 - 13
Operating profit (loss) 379 479 22 313 (101) 1,092 (53) 1,040
Intercompany transactions - 37 6 1 (44) - - -
Special items 4 (9) - 1 1 (3) - (3)
Share of associates' EBIT - - - (9) (4) (13) 53 40
EBIT
383
507
28
306
(148)
1,076
-
1,076
Amortisation of assets 151 115 15 106 5 392 (4) 387
Share of associates' amortisation - - - - - - 4 4
EBITDA
533
622
43
412
(143)
1,468
-
1,468
Profit (loss) attributable to equity shareholders 423 273 14 155 (15) 850 - 850
Special items 4 (9) - 1 1 (3) - (3)
Share of associates' special items - - - - 9 9 - 9
Taxation on items above (1) 3 - - - 1 - 1
Headline earnings (loss)
425
267
14
156
(5)
858
-
858
Fair value adjustment on option component
of convertible bonds
- - - - (67) (67) - (67)
Fair value loss on mandatory convertible
bonds
- - - - (108) (108) - (108)
Adjusted headline earnings (loss)
425
267
14
156
(181)
682
-
682
Ore reserve development capital 120 24 9 32 - 185 - 185
Stay-in-business capital 55 150 9 35 18 266 (4) 262
Project capital 60 128 77 90 - 355 (85) 270
Total capital expenditure
236
302
94
156
18
806
(89)
717
Less interest capitalised (4)
Less expenditures on intangible assets (28)
Capital expenditure per statement of cash flows
686
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
5,660 - - - 5,660
Mined - 000 tons 3,552 977 488 1,085 6,102
Milled / Treated - 000 tons 3,183 1,084 508 1,089 5,864
Yield - oz/t 0.231 0.139 0.124 0.187 0.197
- g/t 7.93 4.78 4.27 6.40 6.75
Gold produced - oz (000) 737 151 63 203 1,154
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 6,049 - - - 6,049
Yield - oz/t 0.016 - - - 0.016
- g/t 0.54 - - - 0.55
Gold produced - oz (000) 95 2 - - 98
OPEN-PIT OPERATION
Volume mined - 000 bcy - 34,896 1,617 - 36,514
Mined - 000 tons - 69,621 3,785 14,844 88,250
Treated - 000 tons - 12,052 1,382 504 13,937
Stripping ratio - ratio - 4.05 6.26 23.85 4.92
Yield - oz/t - 0.048 0.050 0.162 0.052
- g/t - 1.63 1.73 5.56 1.78
Gold produced - oz (000) - 573 70 82 725
HEAP LEACH OPERATION
Mined - 000 tons - 3,565 - 35,228 38,793
Placed - 000 tons - 621 - 11,729 12,350
Stripping ratio - ratio - 6.23 - 2.07 2.24
Yield - oz/t - 0.030 - 0.011 0.012
- g/t - 1.04 - 0.39 0.42
Gold placed - oz (000) - 19 - 132 151
Gold produced - oz (000) - 14 - 134 148
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.01 10.92 40.57 20.40 9.23
TOTAL
IMPERIAL OPERATING RESULTS
SIX MONTHS ENDED JUNE 2011
Subsidiaries' gold produced - oz (000) 832 617 133 419 2,001
Joint ventures' gold produced - oz (000) - 123 - - 123
Attributable gold produced - oz (000) 832 740 133 419 2,124
Minority gold produced - oz (000) - 23 - 38 62
Subsidiaries' gold sold - oz (000) 832 632 132 415 2,011
Joint ventures' gold sold - oz (000) - 121 - - 121
Attributable gold sold - oz (000) 832 753 132 415 2,132
Minority gold sold - oz (000) - 24 - 37 61
Spot price - $/oz 1,441 1,441 1,441 1,441 1,441
Price received - $/oz sold 1,458 1,446 1,439 1,448 1,451
Total cash costs - $/oz produced 663 761 1,355 484 705
Total production costs - $/oz produced 889 912 1,505 725 905
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS -
SIX MONTHS ENDED JUNE 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 1,214 1,123 189 647 - 3,173 (176) 2,998
Cash costs (612) (584) (181) (310) 20 (1,666) 101 (1,565)
By-products revenue 60 3 1 54 1 119 - 118
Total cash costs (552) (580) (180) (256) 21 (1,548) 101 (1,447)
Retrenchment costs (5) - - (2) - (7) - (7)
Rehabilitation and other non-cash costs (4) (16) (1) (41) - (62) - (61)
Amortisation of assets (178) (98) (19) (77) (6) (379) 4 (374)
Total production costs (739) (694) (200) (377) 14 (1,995) 106 (1,889)
Inventory change (1) (23) 6 36 - 18 (2) 16
Cost of sales (740) (717) (194) (340) 14 (1,976) 104 (1,873)
Unrealised non-hedge derivatives and other
commodity contracts
- - - (1) - - - -
Gross profit (loss)
474
407
(5)
306
14
1,196
(71)
1,125
Corporate and other costs (5) (7) (2) (24) (115) (153) - (153)
Exploration - (33) (23) (49) (18) (122) 2 (120)
Intercompany transactions - (23) - (1) 24 - - -
Special items (8) 23 23 1 (10) 30 - 30
Operating profit (loss)
460
367
(6)
234
(103)
952
(70)
882
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (3) - (1) 100 94 1 95
Exchange gain (loss) - (7) - (1) - (8) 3 (5)
Share of equity accounted investments
profit (loss)
- - - (7) (5) (12) 44 32
Profit (loss) before taxation 458 357 (6) 225 (9) 1,026 (22) 1,004
Taxation (133) (113) - (41) (8) (295) 22 (273)
Profit (loss) for the period
325
245
(6)
184
(17)
731
-
731
Equity shareholders 325 235 (6) 179 (21) 711 - 711
Non-controlling interests - 10 - 5 5 20 - 20
Operating profit (loss) 460 367 (6) 234 (103) 952 (70) 882
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - - - -
Intercompany transactions - 23 - 1 (24) - - -
Special items 9 2 (3) (1) 3 9 - 9
Share of associates' EBIT - - - (7) (3) (9) 70 61 Share of associates EBIT - - - (7) (3) (9) 70 61
EBIT
469
392
(9)
228
(127)
953
-
953
Amortisation of assets 178 98 19 77 6 379 (4) 374
Share of associates' amortisation - - - - - - 4 4
EBITDA
648
490
10
305
(121)
1,331
-
1,331
Profit (loss) attributable to equity shareholders 325 235 (6) 179 (21) 711 - 711
Special items 9 2 (3) (1) 3 9 - 9
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (5) - 1 - - (5) - (5)
Headline earnings (loss)
328
237
(8)
178
(17)
718
-
718
Unrealised non-hedge derivatives and
other commodity contracts
- - - 1 - - - -
Fair value adjustment on option component
of convertible bond
- - - - (88) (88) - (88)
Adjusted headline earnings (loss)
328
237
(8)
178
(191)
544
-
544
Ore reserve development capital 133 24 5 31 - 193 - 193
Stay-in-business capital 43 95 4 42 3 187 (2) 185
Project capital 35 47 21 111 - 215 (36) 179
Total capital expenditure
211
167
30
183
3
594
(38)
556
Less interest capitalised -
Less expenditures on intangible assets -
Capital expenditure per statement of cash flows

Rounding of figures may result in computational discrepancies.

Notes

Administrative  information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor: UBS (South Africa) (Pty) Ltd
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *
§
(Chief Financial Officer)
Non-Executive
T T Mboweni
^
(Chairman)
F B Arisman
#
R Gasant
^
Ms N P January-Bardill
^
M J Kirkwood
*
W A Nairn
^
Prof L W Nkuhlu
^
F Ohene-Kena
+
S M Pityana
^
R J Ruston ~
* British
#
American
~ Australian
^
South African
+ Ghanaian
§
Indian
Officers
Company Secretary:      Ms L Eatwell
Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 06, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary